PARAMOUNT RESOURCES LTD.
Calgary, Alberta

July 14, 2005

NEWS RELEASE:	PARAMOUNT RESOURCES LTD. COMPLETES PRIVATE PLACEMENT OF FLOW-THROUGH SHARES

Paramount Resources Ltd. has completed its previously announced private placement of 1,900,000 common shares issued on a “flow-through” basis at $21.25 per share. 890,000 of the flow-through shares were sold through a syndicate of Canadian investment dealers led by FirstEnergy Capital Corp. and including Canaccord Capital Corporation, Sprott Securities Inc., First Associates Investments Inc. and Peters & Co. Limited, and the remaining 1,010,000 flow-through shares were placed by Paramount.

Paramount is a Canadian oil and natural gas exploration, development and production company with operations focused in Western Canada. Paramount’s common shares are listed on the Toronto Stock Exchange under the symbol “POU”.

For further information, please contact:

Paramount Resources Ltd.
     C.H. (Clay) Riddell, Chairman and Chief Executive Officer
     J.H.T. (Jim) Riddell, President and Chief Operating Officer
     B.K. (Bernie) Lee, Chief Financial Officer
     Phone:(403) 290-3600
     Fax:(403) 262-7994